Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

September 7, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund (each a “Fund,” and collectively the “Funds”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided on August 16, 2022, by Mr. Raymond Be of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 219, filed on June 28, 2022 (Accession No. 0001580642-22-003264). For your convenience, a summary of the Staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus – All Funds – Item 3 (Fee Tables)

1.	Please provide the completed fee tables for each Fund in the response letter.

Response: The completed fee tables for each Fund are attached hereto as Appendix A.

2.	Please explain how you estimated “Other Expenses” for the Funds.

Response: “Other Expenses” in each Fund’s fee table were estimated in accordance with Item 3 of Form N-1A and reflect the actual expenses of each Fund’s predecessor fund, as applicable, with adjustments for any anticipated material differences in the fees or expenses of each Fund.

Prospectus – Westwood Salient Global Real Estate Fund – Item 4 (Principal Strategies and Principal Risks)

3.	Please clarify the disclosure in the first paragraph of the principal investment strategy that states that: “The Fund may invest in securities of companies having any capitalization and investment grade debt securities.”

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Response: After consideration, the Fund has determined that investment in investment grade debt securities is not part of the Fund’s principal investment strategy. Accordingly, the Fund will revise the subject disclosure as marked below:

“The Fund may invest in securities of companies having any capitalization ~~and investment grade debt securities~~.”

4.	We note the following disclosure in the Fund’s principal investment strategy: “The Fund may also leverage its portfolio by borrowing money to purchase securities.” Given that the Fund will be the successor to an existing fund (the “predecessor fund”), please revise the disclosure, as appropriate, to reflect the extent to which the predecessor fund currently leverages and/or any known expectation with respect to leveraging the Fund’s portfolio.

Response: After consideration, the Fund has determined that using leverage is not part of the Fund’s principal investment strategy. Accordingly, the Fund will remove the following disclosure from the Fund’s principal investment strategy:

“~~The Fund may also leverage its portfolio by borrowing money to purchase securities~~.”

5.	We note the following disclosure in the Fund’s principal investment strategy: “In analyzing specific companies for possible investment, the Advisor utilizes fundamental real estate analysis and quantitative analysis to select investments for the Fund, including analyzing a company’s management and strategic focus, evaluating the location, physical attributes and cash flow generating capacity of a company’s properties and calculating relative return potential among other things.” Please explain how the advisor’s “fundamental real estate analysis and quantitative analysis” consider changing market dynamics, such as work from home, COVID, etc. Is the advisor using different techniques or data, or have any risks changed since this disclosure was drafted? If so, please revise the disclosure and related risks accordingly.

Response: The advisor’s analyses account for the unexpected economic events. The advisor has not changed its process, techniques, or use of data during or as a result of changes brought on by the COVID-19 pandemic. For further clarity, the Fund will revise the subject disclosure as marked below:

“In analyzing specific companies for possible investment, the Advisor utilizes fundamental real estate analysis and quantitative analysis to select investments for the Fund, including analyzing a company’s management and strategic focus, evaluating the location, physical attributes and cash flow generating capacity of a company’s properties, ~~and~~ calculating relative return potential, and assessing the impacts of unexpected economic events such as major recessions, significant geopolitical events or pandemics ~~among other things~~.”

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6.	Please add disclosure to briefly explain what “fundamental” and “quantitative” analyses are.

Response: The Fund will add the following disclosure between the third and fourth paragraphs of its principal investment strategy:

“Fundamental analysis is a method of analysis that evaluates the financial characteristics of an investment opportunity with projections of the future in potential metrics like cash generation and policy, revenue and earnings growth, margins and balance sheet/liability management. For core real estate fundamentals, the Advisor evaluates characteristics like occupancy, tenant concentration and maturity schedule.

Market and macro fundamental analysis also includes metrics like new supply in operating markets and sub-markets for real estate, and current market lease terms including headline rental rates. For macro analysis, the Advisor evaluates interest rate policy, economic growth rates, inflation conditions, and housing market conditions as part of the investment positioning and input.

Quantitative analysis is a method of analysis that uses current and historical data to point to potential investments in a large opportunity set, for which the Advisor then performs fundamental analysis for final selection and evaluation. Any quantitative analysis is overseen and reviewed by the Advisor on an ongoing basis.”

7.	We note the following disclosure in the Fund’s principal investment strategy: “The Fund may write (sell) call options and purchase put options on individual stocks or broad-based stock indices, including ETFs that replicate such indices. The Fund may also enter into put option spreads, which consist of paired purchased and written options with different strike prices on the same stock or index.” Does the predecessor fund currently use these strategies? Please revise the disclosure, as appropriate, to reflect the extent to which the predecessor fund currently utilizes the referenced strategy and, if so, to what extent and how.

Response: After consideration, the Fund has determined that these types of investments are not part of the Fund’s principal investment strategy. Accordingly, the Fund will remove the following disclosure from the Fund’s principal investment strategy.

“~~The Fund may write (sell) call options and purchase put options on individual stocks or broad-based stock indices, including ETFs that replicate such indices. The Fund may also enter into put option spreads, which consist of paired purchased and written options with different strike prices on the same stock or index. The Fund generally intends to use option strategies to seek to generate premium income, acquire a security at a specific price, or reduce the Fund’s exposure to market risk and volatility.~~”

8.	With regards to the Derivatives Risk factor, please tailor the disclosure regarding the Fund’s use of derivatives specifically to how the Fund is expected to be managed, and address those strategies that the Fund expects to be the most important means of achieving its objectives and
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that it anticipates will have a significant effect on its performance. Disclosure should not be generic risk associated with each derivative type. (See the letter from Barry Miller to the ICI dated July 30, 2010)

Response: After consideration, the Fund has determined that the use of derivatives is not part of the Fund’s principal investment strategy. Accordingly, the Fund will remove the derivatives investment disclosure from the Fund’s principal investment strategy and remove the “Derivatives Risk” factor from the Fund’s principal risks.

9.	Given the Fund’s investment focus, consider moving the Real Estate Security and REIT Risk to a more prominent location

Response: The Fund will move “Real Estate Security and REIT Risk” to be the second risk factor, immediately following “Equity Securities Risk.”

Prospectus – Westwood Salient Select Income Fund – Item 4 (Principal Strategies and Principal Risks)

10.	We note the following disclosure in the Fund’s principal investment strategy: “To select investments for the Fund, the Advisor uses a value-oriented philosophy focused on an issuer’s cash flow, asset quality and management capability.” Please add disclosure that discusses in more detail the data and measurements that the Advisor uses to determine value/intrinsic value.

Response: The Fund will revise the subject disclosure as marked below:

“To select investments for the Fund, the Advisor uses a value-oriented philosophy focused on an issuer’s cash flow~~, asset quality and management capability.~~ and future cash generation capability, its asset valuations, and the capabilities of its management. Specific to real estate companies, the Advisor analyzes an issuer’s cash flow potential, current and future occupancy and rental trends, underlying tenant health, and the costs associated with maintaining the physical condition of assets in its portfolio. The evaluation of an issuer’s management team primarily consists of understanding its capital allocation track record regarding property acquisition, development and disposition, and how it chooses to fund these endeavors. For broad financial companies, the Advisor assesses financial characteristics such as likely asset growth, margins, credit risk, balance sheet funding, and revenue growth potential of various fee generating businesses. By using this approach, the Advisor seeks to identify investments with the opportunity to generate attractive risk-adjusted returns over time.”

11.	We note the following disclosure in the Fund’s principal investment strategy: “The Fund has the ability to leverage its portfolio by borrowing money in an amount up to one-third of its assets to purchase securities.” Given that the Fund will be the successor to an existing fund (the “predecessor fund”), please revise the disclosure, as appropriate, to reflect the extent to
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which the predecessor fund currently leverages and/or any known expectation with respect to leveraging the Fund’s portfolio.

Response: After further consideration, the Fund will remove the subject disclosure from its principal investment strategy.

12.	We note the following disclosure in the Fund’s principal investment strategy: “The Fund may invest in securities of companies having any capitalization and of any credit quality, and may invest in debt securities of any maturity (including bonds commonly referred to as “junk bonds”).” Please revise the disclosure, as appropriate, to reflect the extent to which the predecessor fund currently invests in junk bonds.

Response: The Fund confirms that investment in “junk bonds” is part of its principal investment strategy. The Fund will revise the subject disclosure to read as follows:

“The Fund invests in securities of companies having any capitalization, any maturity and any credit quality (including bonds commonly referred to as “junk bonds”).”

13.	Please consider the need to update disclosure throughout the principal investment strategy to reflect the current investments practices of the predecessor fund.

Response: After further consideration, the Fund will remove the following sentence from the Fund’s principal investment strategy and will remove the corresponding “Hedging Risk” from the Fund’s principal risks:

“~~The Fund may engage in transactions designed to hedge against changes in the price of the Fund’s portfolio securities, such as purchasing put options or selling securities short.~~”

Prospectus – Westwood Broadmark Tactical Growth Fund – Item 4 (Principal Strategies and Principal Risks)

14.	We note the following disclosure in the Fund’s principal investment strategy: “The Fund’s investment strategy is designed to evaluate the market to determine whether the market as a whole or a particular sector or industry is undervalued or overvalued.” Please include additional disclosure that explains how the advisor determines if a certain investment is undervalued or overvalued, including the types of data and measurements the Advisor uses.

Response: The Fund will revise the first paragraph of its principal investment strategy as marked below:

“The Fund’s investment strategy is designed to evaluate the market to determine whether the market as a whole or a particular sector or industry is undervalued or overvalued. Broadmark Asset Management LLC (“Broadmark” or the “Sub Advisor”) seeks to identify potential long and short investments that it believes offer the greatest risk-adjusted potential for returns. The Fund seeks to gain

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exposure to equity indices, sectors and industry groups that it believes are more attractive on a relative basis and may take short positions in equity indices, sectors or industry groups that it believes are less attractive on a relative basis. The Sub Advisor will rely on a variety of factors to reach its determination of the relative value of potential investments, including valuation, monetary conditions, investor sentiment, and momentum factors. The Sub-Advisor uses equity valuation models, such as historical price-earnings ratios, price-sales ratios, 10-year normalized earnings, dividend discount models and other measures to determine equity valuation relative to the economic and business cycles. Similar valuation and relative strength metrics are applied to sectors and industries in order to determine undervaluation and overvaluation relative to historical precedent and within the context of the overall stock market, business, and economic cycles. Additionally, the Sub-Advisor uses a series of momentum models, which are used to determine the overall money flow into and out of an equity security.”

15.	We note that the fund includes as a principal risk associated with use of models and data for its quantitative analysis (Model and Data Risk). Please include disclosure in the principal investment strategy related to those techniques.

Response: Please see the response to comment 14 above.

16.	The Fund’s principal investment strategy disclosure suggests that the Fund uses a “value” strategy. Given the general understanding of the terms “value” and “growth” as they relate to investments generally, please supplementally explain why the Fund believes using the term “growth” in its name is not confusing to investors.

Response: The term “growth” in the Fund’s name is used to refer to the investment objective of the Fund and not the investment strategy. Within the context of traditional client investment objectives (income; growth and income; growth; or speculative), the Fund’s investment objective is to achieve growth of client assets with less risk than the overall market. References to “value” in the Fund’s principal investment strategy refers to value on a relative basis. The Fund does not believe that its practice of evaluating whether a particular scope of securities are undervalued or overvalued affects the Fund’s investment objective or name.

17.	We note the following disclosure in the Fund’s principal investment strategy: “Relative to the U.S. equity market, the Fund is expected to outperform during periods of higher volatility or when the U.S. equity market is falling. The Fund may underperform the U.S. equity market in other market environments.” Please supplementally explain why you believe this strategy is appropriate under Rule 156 under the Securities Act of 1933, as amended.

Response: The Fund will revise the referenced disclosure as marked below:

“Relative to the U.S. equity market, the Fund is ~~expected~~ designed to outperform during periods of higher volatility or when the U.S. equity market is falling. The Fund may underperform the U.S. equity market in other market environments.”

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18.	We note the following disclosure in the Fund’s principal investment strategy: “In most market conditions, the Fund maintains investment exposure between 100% long and 100% short, as a percentage of the Fund’s net assets at the time of investment.” Please confirm this disclosure is still accurate for predecessor fund or update as necessary.

Response: The Fund confirms that this disclosure is still accurate for its principal investment strategy.

19.	We note the inclusion of Debt Instruments Risk as a principal risk. Please confirm if this is a principal risk for the Fund.

Response: The Fund confirms that this is a principal risk of investing in the Fund as the principal investment strategy indicates that the Fund may invest in fixed-income securities.

Prospectus - Westwood Salient MLP & Energy Infrastructure Fund – Item 4 (Principal Strategies and Principal Risks)

20.	In the paragraph describing what an MLP is, please add disclosure briefly describing the types of investments involved with the Fund’s MLP investments.

Response: The Fund will revise the subject disclosure as marked below. Please note that the initial underlining of “MLPs” in this paragraph reflects the underlining of such word in the Fund’s prospectuses and is not an addition to this disclosure:

“MLPs are entities structured as master limited partnerships. Master limited partnerships are limited partnerships and limited liability companies that are publicly traded and are treated as partnerships for federal income tax purposes. The Fund’s MLP investments are generally focused on energy infrastructure investments in pipelines and processes involving the gathering, processing, distributing and marketing of natural gas, natural gas liquids, crude oil, or other refined products.”

Prospectus – Westwood Broadmark Tactical Plus Fund – Item 4 (Principal Strategies Principal Risks, and Performance)

21.	We note the explanation of the Fund’s expected net exposure range. However, the example provided is unclear – in particular please explain supplementally the references to the Fund being 200% net long as it relates to the limitations on borrowing under Section 18 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response: The Fund, like the existing fund, will invest in futures, which contain inherent leverage, and also may conduct short sales. For purposes of Section 18 of the Investment Company Act of 1940, the Fund will comply with asset coverage requirements for (i) investment in cash-settled futures contracts, and (ii) short sales, under SEC staff no-action letters addressing asset coverage for such investments under Release 10666 (Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666,

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44 Fed. Reg. 25128 (Apr. 27, 1979)). The Fund going forward will comply with the VaR limitations and other conditions contained in new Rule 18f-4 under the Investment Company Act.

22.	The description of the Fund’s history and various reorganizations in the section entitled “Performance Information”, is confusing because the names of the various predecessor funds and the new Fund’s name are similar, and would be particularly confusing to fund investors not familiar with the Fund’s history. Please revise the disclosure to clarify and to distinguish between various reorganizations and predecessor funds.

Response: The Fund will revise the second and third paragraphs under the section entitled “Performance Information” on page 51 as marked below:

“On December 12, 2014, an earlier iteration of the Fund, named the Broadmark Tactical Plus Fund (the “Old Broadmark Tactical Plus Fund”) was reorganized into the Predecessor Fund ~~on December 12, 2014~~ (the “Broadmark Reorganization”). In the Broadmark Reorganization, the Old Broadmark Tactical Plus Fund contributed its assets to the Predecessor Fund, and Investor Class and Institutional Class shares of the Old Broadmark Tactical Plus Fund were exchanged for Class F shares of the Predecessor Fund. Following the Broadmark Reorganization, the Predecessor Fund’s investment objective, strategies and policies were in all material respects equivalent to those of the Old Broadmark Tactical Plus Fund. The Fund’s investment objective and strategies are in all material respects equivalent to those of the Predecessor Fund.

The information below is based on the performance information of the Predecessor Fund and the combined fund resulting from the Broadmark Reorganization, and that of the Old Broadmark Tactical Plus Fund prior to the Broadmark Reorganization (adjusted as necessary to reflect the fees applicable to each of the Predecessor Fund’s classes of shares, respectively). Beginning December 12, 2014, performance reflects the performance of the Predecessor Fund and the actual fees and expenses of each of its share classes. The returns of Class A shares and Class C shares are lower than those of Class I shares due to the lower fees and expenses associated with Class I shares, and the returns of Class F shares are higher than those of Class I shares due to the higher fees and expenses associated with Class I shares.”

Prospectuses – All Funds – Item 9

23.	We note the description of various security types following the section entitled “Security Types.” With respect to Item 9, please confirm that the security types listed here are types of securities in which Funds will principally invest or revise, as appropriate. Consider distinguishing between types of securities in which a Fund will invest and those in which it may invest.

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Response: The Funds will remove the list of security types that the Funds may invest in from the prospectuses and add the list to the Funds’ statement of additional information. In addition, the Funds have reviewed the list of principal and non-principal risks in the section entitled “Discussion of Principal and Non-Principal Risks” and updated the list as shown on the attached Appendix B.

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

_______________________

Khimmara Greer

Secretary of the Trust

cc: David James at Ultimus Fund Solutions

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton, LLP

Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton LLP

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Appendix A

Westwood Salient Global Real Estate Fund

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the Fund’s prospectus and “Additional Services and Programs” section of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None(1)	1.00%(2)

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	A Class Shares	C Class Shares
Management Fee	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	N/A	0.25%	0.75%
Other Expenses(1)
Administrative Services Plan Fees	0.05%	0.20%	0.25%
Other Operating Expenses	0.48%	0.48%	0.48%
Total Annual Fund Operating Expenses	1.48%	1.88%	2.43%
Fee Waiver and/or Expense Reimbursement(2)	(0.38%)	(0.38%)	(0.38%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%	1.50%	2.05%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.

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(2)	The Fund’s investment advisor, Westwood Management Corp. (the “Advisor”), is contractually obligated to waive 0.25% of the Fund’s management fee so that until April 30, 2024 the Fund’s management fee will be 0.70%. Additionally, the Advisor has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”) from exceeding 1.10% of the Fund’s Institutional Shares’ average daily net assets, 1.50% of the Fund’s A Class Shares’ average daily net assets, and 2.05% of the Fund’s C Class Shares’ average daily net assets, until April 30, 2024. In addition, the Advisor may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”), for any reason at any time; or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on April 30, 2024. This fee waiver and expense reimbursement agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.

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Westwood Salient Select Income Fund

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the Fund’s prospectus and “Additional Services and Programs” section of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None(1)	1.00%(2)

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Share	A Class Shares	C Class Shares
Management Fee	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	N/A	0.25%	0.75%
Other Expenses(1)
Administrative Services Plan Fees	0.05%	0.20%	0.25%
Other Operating Expenses	0.12%	0.12%	0.12%
Interest Expense on Borrowings	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.17%	1.57%	2.12%
Fee Waiver and/or Expense Reimbursement(2)	(0.25%)	(0.25%)	(0.25%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.92%	1.32%	1.87%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.

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(2)	The Fund’s investment advisor, Westwood Management Corp. (the “Advisor”), is contractually obligated to waive 0.25% of the Fund’s management fee so that until April 30, 2024 the Fund’s management fee will be 0.70%. Additionally, the Advisor has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.10% of the Fund’s Institutional Shares’ average daily net assets, 1.50% of the Fund’s A Class Shares’ average daily net assets, and 2.05% of the Fund’s C Class Shares’ average daily net assets, until April 30, 2024. In addition, the Advisor may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”), for any reason at any time; or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on April 30, 2024. This fee waiver and expense reimbursement agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.

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Westwood Broadmark Tactical Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the Fund’s prospectus and “Additional Services and Programs” section of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None(1)	1.00%(2)

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	A Class Shares	C Class Shares
Management Fee	1.10%	1.10%	1.10%
Distribution (12b-1) Fees	N/A	0.25%	0.75%
Other Expenses(1)
Administrative Services Plan Fees	0.05%	0.20%	0.25%
Other Operating Expenses	0.09%	0.09%	0.09%
Acquired Fund Fees and Expenses(2)	0.06%	0.06%	0.06%
Total Annual Fund Operating Expenses	1.30%	1.70%	2.25%
(1)	Other Expenses are based on estimated amounts for the current fiscal year.

(2) Acquired Fund Fees and Expenses are based estimated amounts for the current fiscal year.

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Westwood Salient MLP & Energy Infrastructure Fund – Institutional Shares, A Class Shares, C Class Shares

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the Fund’s prospectus and “Additional Services and Programs” section of the Fund’s statement of additional information (“SAI”). Shares of the Fund are available in other share classes with different fees and expenses.

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	None	3.00%	None
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	None	None(1)	1.00%(2)

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	A Class Shares	C Class Shares
Management Fee	0.90%	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	None	0.25%	1.00%
Other Expenses(1)
Administrative Services Plan Fees	0.10%	0.10%	0.10%
Other Operating Expenses	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.07%	1.32%	2.07%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.

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Westwood Salient MLP & Energy Infrastructure Fund – Ultra Shares

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Ultra Shares

Management Fee	0.90%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.07%
Total Annual Fund Operating Expenses	0.97%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.

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Westwood Broadmark Tactical Plus Fund

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in one or more of the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section of the Fund’s prospectus and “Additional Services and Programs” section of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares	F Class Shares
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	None	3.00%	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less)	None	None(1)	1.00%(2)	None

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	A Class Shares	C Class Shares	F Class Shares
Management Fee	1.40%	1.40%	1.40%	1.40%
Distribution (12b-1) Fees	None	.25%	1.00%	None
Other Expenses(1)
Administration Services Plan Fees	0.10%	0.10%	0.10%	0.10%
Other Operating Expenses	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses(2)	0.12%	0.12%	0.12%	0.12%
Total Annual Fund Operating Expenses	1.87%	2.12%	2.87%	1.87%
Fee Waiver and/or Expense Reimbursement(3)	(0.40%)	(0.40%)	(0.40%)	(0.71%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.47%	1.72%	2.47%	1.16%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.

(2)	Acquired fund fees and expenses are based on estimated amounts for the current fiscal year. Please note that the Total Annual Fund Operating Expenses in the table above may not correlate to the Ratio of Expenses to Average Net Assets (which ratio does not include acquired fund fees and expenses) found within the “Financial Highlights” section of this prospectus.

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(3)	The Fund’s investment advisor, Salient Advisors, L.P. (“Salient Advisors” or the “Advisor”) has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.35% of the Fund’s Institutional Shares’ average daily net assets, 1.60% of the Fund’s A Class Shares, 2.35% of the Fund’s C Class Shares, and 1.04% of the Fund’s F Class Shares, until April 30, 2024. In addition, the Advisor may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”), for any reason at any time; or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on April 30, 2023. This fee waiver and expense reimbursement agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.

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Appendix B

Risks:	Westwood Salient Global Real Estate Fund	Westwood Salient Select Income Fund	Westwood Broadmark Tactical Growth Fund	Westwood Salient MLP & Energy Infrastructure Fund	Westwood Broadmark Tactical Plus Fund
Borrowing Risk	P	P	P	P	N/A
Cash and Cash Equivalents Risk	NP	NP	P	NP	P
~~Commodities Risk~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~
Concentration Risk	P	P	N/A	P	N/A
Counterparty Risk	P	P	P	P	P
Currency Risk	P	NP	NP	N/A	P
~~Cybersecurity Risk~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~
Debt Instruments Risk	NP	P	P	P	P
Depositary Receipts Risk	P	NP	NP	N/A	N/A
Derivatives Risk	NP	P	P	P	P
Emerging Market and Frontier Market Risk	P	NP	P	NP	P
Equity Securities Risk	P	P	P	P	P
Exchange-Traded Funds (“ETFs”) Risk	P	P	P	N/A	P
Exchange-Traded Notes (“ETNs”) Risk	NP	NP	P	N/A	N/A
Foreign Securities Risk	P	NP	P	NP	P
~~Geographic and Sector Focus Risk~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~	~~N/A~~
~~Government-Sponsored Enterprises (“GSEs”) Risk~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~
~~Growth Stocks Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Hedging Risk	P	NP	NP	N/A	P
Industry Specific Risk	N/A	N/A	N/A	P	N/A
~~Infrastructure-Related Investment Risk~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~
Investment in Money Market Mutual Funds Risk	NP	NP	P	NP	P
Leverage Risk	NP	NP	P	P	P
Liquidity Risk	P	P	P	P	P
~~Loans Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Lower-Rated Debt Securities (“Junk Bonds”) Risk	NP	P	NP	NP	NP
Manager Risk	P	P	P	P	P
Market Events Risk	P	P	P	P	P
Market Risk	P	P	P	P	P
Master Limited Partnerships (“MLPs”) Risk	N/A	P	N/A	P	N/A
Model and Data Risk	NP	NP	P	P	P
~~Momentum Style Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Mortgage-Related and Other Asset-Backed Securities Risk	P	P	NP	N/A	N/A
~~Municipal Bonds Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Non-Diversification Risk	NP	NP	NP	P	N/A
Overseas Exchanges Risk	P	NP	NP	NP	P
Portfolio Turnover Risk	P	NP	P	P	P
Real Estate Securities and REITs Risk	P	P	NP	N/A	N/A
Renewable Energy Companies Risk	N/A	N/A	N/A	P	N/A
~~Repurchase Agreements Risk~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~	~~NP~~
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Restricted and Illiquid Securities Risk	P	P	NP	N/A	N/A
~~Securities Issued by Other Investment Companies Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Short Sale Risk	NP	NP	P	N/A	P
Small and Medium Capitalization Stocks Risk	P	P	P	P	P
Sub-Advisor Risk	N/A	N/A	P	N/A	P
Swap Agreements Risk	N/A	N/A	N/A	N/A	P
Tax Risk	NP	NP	P	P	P
Tax Law Change Risk	N/A	N/A	N/A	P	N/A
U.S. Government Securities Risk	N/A	N/A	N/A	NP	P
~~Value Stocks Risk~~	~~NP~~	~~NP~~	~~NP~~	~~N/A~~	~~N/A~~
Volatility Risk	NP	NP	NP	P	P

P = Principal Risk

NP = Non-Principal Risk

N/A = Not Applicable